SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 8)

                     ADDINGTON RESOURCES, INC.
                          (Name of Issuer)


                  COMMON STOCK, $1.00 PAR VALUE
                 (Title of Class of Securities)


                           006516 108
                        (CUSIP Number)

                        Larry Addington
                     1500 North Big Run Road
                     Ashland, Kentucky 41102
                         (606) 928-3433
            (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                           November 2, 1995
      (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/


     Check the following box if a fee is being paid with this
statement. /   /

                     CUSIP NO. - 006516 10 8

(1)  Name of reporting person. . . . . . . Larry Addington

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . (a)
                                           (b) X

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions). .  00

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization. . . . . . . . . . . . U.S.

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power. . . . . . . . 2,263,324 <F1>
     (8)  Shared voting power. . . . . . .         0
     (9)  Sole dispositive power . . . . . 2,263,324 <F1>
     (10) Shared dispositive power . . . .         0

(11) Aggregate amount beneficially
     owned by each reporting person . . . .2,263,324 <F1>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . .

(13) Percent of class represented
     by amount in Row (11) . . . . . . . . .  15.1% <F1>

(14) Type of reporting person  . . . . . . .  IN


<F1>  See  responses  to  Items  4,  5  and  6  concerning a Stock Purchase
Agreement, dated August 4, 1995, that contains contractual restrictions on voting and dispositive power.

     Reference is hereby made to that certain Schedule 13D dated January 29, 1988, as amended (the "Schedule"), filed by Larry Addington with respect to the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer"). The purpose of this amendment is to amend and restate in its entirety the Schedule to reflect (a) the consummation of the transactions contemplated by that certain Stock Purchase Agreement, dated September 22, 1995, and that certain Agreement and Plan of Corporate Separation, dated September 22, 1995, and (b) the expiration of the relationship between Larry Addington and Bruce Addington, reported in Amendment No. 7 to this Schedule, that may have given rise to their status as a group in connection with the disposition of securities of the Issuer pursuant to said Agreement and Plan of Corporate Separation. Information about Bruce Addington as a possible member of a group with the reporting person is no longer presented in this Schedule. The Schedule is amended and restated in its entirety as follows.

     Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer").

     The Issuer's principal executive office is located at 771 Corporate Drive, Suite 1000, Lexington, Kentucky 40503.


     Item 2.   Identity and Background.

          (a)  The person filing this statement is Larry Addington.

          (b) The business address of Larry Addington is: Addington Enterprises, Inc., 1500 North Big Run Road, Ashland, Kentucky 41102.

          (c) Larry Addington's Principal Occupation: President of Addington Enterprises, Inc.; President of MTA Holdings, Inc.; Director of the Issuer. Each of Addington Enterprises, Inc. and MTA Holdings, Inc. is engaged in the coal mining business and has its principal offices at 1500 North Big Run Road, Ashland, Kentucky 41102.

          (d) During the last five years, Larry Addington has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Larry Addington has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Larry Addington is a United States citizen.


     Item 3.   Sources and Amount of Funds or Other Consideration.

     The Issuer was incorporated on September 29, 1986, to be a holding company for various corporate entities owned or controlled by Larry, Robert, and Bruce Addington, who are brothers (collectively, the "Addington Brothers"). Before June 23, 1987, the Addington Brothers owned 100% of the issued and outstanding shares of Addington, Inc., and Addwest Mining, Inc., and 95% of the issued and outstanding shares of Ironton Coal Company.

     On June 23, 1987, the Issuer, through a series of exchanges of stock, acquired all of the issued and outstanding shares of Addington, Inc., and Addwest Mining, Inc. In addition, Addington, Inc., acquired the Addington Brothers' interest in Ironton Coal Company.
     During January 1988, the Issuer registered its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     On or about February 23, 1995, the Addington Brothers, as a group, may be deemed to have acquired beneficial ownership of the shares of Common Stock owned by each of them, individually, as a result of the agreement or understanding they reached to dispose of their shares of Common Stock as a part of a spin-off proposal they submitted to the Issuer on or about March 1, 1995 (see Item 4).

     On or about September 22, 1995, Larry Addington and Bruce Addington may be deemed to have acquired beneficial ownership of the shares of Common Stock owned by each of them, individually, as a result of their agreement to dispose of shares of Common Stock pursuant to the Agreement and Plan of Corporate Separation discussed in response to Item 4.


     Item 4.  Purpose of Transaction.

     The June 23, 1987, reorganization discussed in response to Item 3 was effected in preparation of an initial public offering of the Issuer's Common Stock. Before the reorganization, the Addington Brothers owned all or substantially all of the stock of the Issuer's predecessors. As a result of the reorganization and initial public offering, the Addington Brothers initially controlled 66.7% of the Issuer's common stock.

     On or about March 1, 1995, the Addington Brothers formulated and presented to the Issuer a proposal to spin-off the Issuer's environmental and non-environmental businesses, which spin-off proposal was withdrawn on July 11, 1995.

      The Stock Purchase Agreement (the "Stock Purchase Agreement"), dated August 4, 1995, among Larry Addington, Bruce Addington, Robert Addington and HPB Associates, L.P. ("HPB") is filed as Exhibit 17 to this Schedule and incorporated herein by reference. The sales of Common Stock by Larry Addington, Bruce Addington and Robert Addington to HPB, as provided for in the Stock Purchase Agreement, were consummated on August 4, 1995 and August 24, 1995.
     The Stock Purchase Agreement contains agreements by the Addington Brothers relating to the composition of the board of directors of the Issuer and the voting of shares of Common Stock in all elections of directors during the term of the Stock Purchase Agreement. Larry Addington intends to appoint and/or elect directors of the Issuer in accordance with his obligations under the Stock Purchase Agreement during the term of that agreement.

     In the Stock Purchase Agreement, each of the Addington Brothers also agreed not to dispose or transfer shares of Common Stock except as permitted by Section 6.02(d) of the agreement. Larry Addington may in the future sell shares of Common Stock, subject to the restrictions imposed under Section 6.02(d) of the Stock Purchase Agreement during the term of that agreement.

     The obligations of Larry Addington under the Stock Purchase Agreement with respect to the voting and disposition of shares of Common Stock will automatically terminate on August 31, 1997, if not sooner terminated to the extent permitted by Section 7.01 thereof.

     The Stock Purchase Agreement, dated September 22, 1995 (the "Acquisition Agreement"), among the Issuer, Addington Holding Company, Inc., Addington Acquisition Company, Inc., Larry Addington, Robert Addington and Bruce Addington, is filed as Exhibit 19 to this Schedule and incorporated herein by reference. The transactions contemplated by the Acquisition Agreement were consummated on November 2, 1995. On that date, pursuant to the Acquisition Agreement, the Addington Brothers, through corporations owned by them, acquired, directly or indirectly, all of the outstanding shares of the following subsidiaries of the Issuer: Addington Mining, Inc.; Mining Technologies, Inc.; Addwest Mining, Inc.; Addington Coal Holding, Inc.; Mining Technologies Australia Pty. Ltd.; Tennessee Mining, Inc.; Addcar Contracting Pty. Ltd.; Energy, Inc.; and Addington Coal Sales, Inc.

     On November 2, 1995, Larry Addington and Bruce Addington exchanged, in the aggregate, 1,000,000 shares of Common Stock owned by them for all of the outstanding shares of Barton Creek Farm Limited and Belize River Fruit Co., owned by the Issuer, indirectly, through Addington Holding Company, Inc., pursuant to the terms and conditions contained in the Agreement and Plan of Corporate Separation (herein so called), dated September 22, 1995, among the Issuer, Addington Holding Company, Inc., Larry Addington and Bruce Addington, a copy of which is filed as Exhibit 20 to this Schedule and incorporated herein by reference. See the response to Item 5.

     By virtue of the transactions contemplated by the Acquisition Agreement and the Agreement and Plan of Corporate Separation, the Addington Brothers, directly and through corporations owned by them, acquired substantially all of the Issuer's non-environmental operations (excluding gold and lime).

     Larry Addington is presently a director of the Issuer and in this capacity has the ability to influence the Issuer's activities and pursue strategic opportunities available to the Issuer.

     Except as stated above, Larry Addington does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


     Item 5.   Interest in Securities of the Issuer.

     (a), (b) Larry Addington beneficially owns 2,263,324 shares of Common Stock (15.1% of those outstanding upon the consummation of the Agreement and Plan of Corporate Separation). Larry Addington has sole voting and dispositive power over the shares beneficially owned by him subject to the restrictions on voting and dispositive power contained in the Stock Purchase Agreement, dated August 4, 1995, between HPB and the Addington Brothers, a copy of which is attached as Exhibit 17 to this Schedule and is incorporated herein by reference. See the response to Items 4 and 6 concerning voting and dispositive power and shares pledged by Larry Addington.

     (c) On November 2, 1995, Larry Addington disposed of 850,000 shares of Common Stock and Bruce Addington disposed of 150,000 shares of Common Stock in a transaction effected directly with the Issuer (and the Issuer's subsidiary, Addington Holding Company, Inc.) pursuant to that certain the Agreement and Plan of Corporate Separation, dated September 22, 1995, a copy of which is filed as Exhibit 20 to this Schedule. The purchase price for such shares paid by the Issuer (through Addington Holding Company, Inc.) was the exchange of all of the outstanding shares of Barton Creek Farm Limited and Belize River Fruit Co. owned by the Issuer, indirectly, through Addington Holding Company, Inc. The closing price of shares of Common Stock as of September 21, 1995, the date preceding the date of the Agreement and Plan of Corporate Separation, which fixed the number of shares of Common Stock being exchanged, was $14.625, as reported by NASDAQ NMS. Following the disposition of such shares, Larry Addington has no agreements or understandings with Bruce Addington to act in concert in the disposition of securities of the Issuer.

          Otherwise, Larry Addington has not effected transactions in the Issuer's Common Stock since September 22, 1995, the date of the most recent filing of an amendment to this Schedule.

     (d) Larry Addington has pledged 250,000 shares of Common Stock. He has not pledged 5% or more of the Issuer's Common Stock to any one person. See the response to Item 6 of this Schedule.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Stock Purchase Agreement, dated August 4, 1995, among the Addington Brothers and HPB contains agreements concerning the disposition of shares of Common Stock owned by Larry Addington, Robert Addington and Bruce Addington and the voting of shares of Common Stock in the election of directors of the Issuer during the term of that agreement. The Stock Purchase Agreement is filed as Exhibit 17 and is incorporated by reference herein.

     The  Agreement and Plan of Corporate Separation,  which  is  filed  as
Exhibit 20 and incorporated herein by reference, contains agreements relating to the disposition of shares of Common Stock by Larry Addington and Bruce Addington.

     On November 2, 1995, Larry Addington pledged 250,000 shares of Common Stock to secure financing made available to Addington Enterprises, Inc. in connection with the closing of the transactions contemplated by the Acquisition Agreement.


     Item 7.  Material to be filed as Exhibits.

          The following lists exhibits to this Schedule:

     Exhibit 1 -- Letter dated March 1, 1995 to the Issuer from Larry Addington, Robert Addington and Bruce Addington (previously filed)

      Exhibit 2 -- Letter dated February 23, 1995, addressed to Larry Addington from The CIT Group/Capital Equipment Financing, Inc. (previously filed)

     Exhibit 17 -- Stock Purchase Agreement, dated August 4, 1995, among HPB Associates, L.P. and Larry Addington, Robert Addington and Bruce Addington (previously filed)

      Exhibit 18 -- Letter agreement, dated August 4, 1995, between Addington Resources, Inc. and Larry Addington, Robert Addington and Bruce Addington (previously filed)

     Exhibit 19 -- Stock Purchase Agreement, dated September 22, 1995, among the Issuer, Addington Holding Company, Inc., Addington Acquisition Company, Inc., Larry Addington, Robert Addington and Bruce Addington (previously filed)

     Exhibit 20 -- Agreement and Plan of Corporate Separation, dated September 22, 1995, among the Issuer, Addington Holding Company, Inc., Larry Addington and Bruce Addington (previously filed)

     Exhibit 21 -- Pledge Agreement, dated as of November 1, 1995, between Larry Addington and The CIT Group/Business Credit, Inc. for the benefit of itself and The CIT Group/Equipment Finance, Inc. (filed herewith)

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         /s/ Larry Addington
                         Larry Addington

                         Date:   November 8, 1995